Iveda Solutions, Inc.

1201 S. Alma School Road

Suite 8500

Mesa, Arizona 85210

May 12, 2015

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ivan Griswold and Matthew Crispino

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-1
File No. 333-202787

Ladies and Gentlemen:

Reference is hereby made to our letters, filed as correspondence via EDGAR on May 7, 2015 and May 12, 2015, each requesting that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Monday, May 11, 2015. The May 12, 2015 letter is duplicative of the May 7, 2015 letter and was filed by our printer in error. We hereby formally withdraw both requests for acceleration of effectiveness.

As of the date hereof, we have submitted a new letter, filed as correspondence via EDGAR, requesting, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Tuesday, May 12, 2015, or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

IVEDA SOLUTIONS, INC.

By:	/s/ Robert J. Brilon
Name:	Robert J. Brilon
Title:	President and Chief Financial Officer